UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K    [_] Form 20-F   [_] Form 11-K   [] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2015
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Quantum Fuel Systems Technologies Worldwide, Inc.

Full Name of Registrant:

 Former Name if Applicable

25242 Arctic Ocean Drive

Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
□	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2015, could not be filed within the prescribed period because the Company was unable to compile, disseminate and review certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense. On March 15, 2016, the Company announced that it was unable to pay its senior secured credit facility (“Credit Facility”) on the March 14, 2016 expiration date which resulted in an event of default under the Credit Facility as well as certain other secured debt instruments. The company is currently assessing accounting considerations and related liquidity disclosures around such defaults.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth R. Lombardo	586	231-3828
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[Explain any anticipated significant changes in results of operation from prior year end, both narratively and quantitatively]

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2016	By:	/s/ Kenneth R. Lombardo Title: General Counsel

Part IV(3) Explanation

The Company anticipates that total revenues to be reported for continuing operations will increase by approximately 19% for calendar year 2015 as compared to revenues reported for calendar 2014. The increase in revenues for 2015 compared to 2014 is primarily attributable to the Company’s progress in introducing and commercializing fuel storage systems, growing its customer base, and gaining market share over the past year.

The Company also anticipates for its current period that: (i) its cost of revenues will increase approximately 31%, (2) its net operating loss will increase by approximately 14%, and (iii) its loss from continuing operations will increase by approximately 12%, compared to the reported amounts in the prior year period. The increase in cost of goods sold is primarily attributable to higher product sales and incremental expenses incurred associated with the introduction of new and next generation fuel storage modules, specific warranty charges to retrofit first generation fuel storage systems, and for the establishment of outside facilities that support the installation and servicing of its products.

As announced by the Company on March 15, 2016, the Company has engaged Mackinac Partners LLC as its financial advisor to assist the Company with negotiating with its creditors, and evaluating all options that may be available to the Company. There can be no assurance that the Company’s efforts will be successful or that the Company will not have to seek protection under federal bankruptcy laws.